AMBASE CORPORATION
                           100 Putnam Green, 3rd Floor
                               Greenwich, CT 06830







                                         April 16, 2007


Via Edgar Filing                         Via Edgar Filing

Mr. Daniel Gordon, Branch Chief         Ms. Jessica Barberich, Staff Accountant
Division of Corporate Finance           Division of Corporate Finance
U.S. Securities and Exchange Comm.      U.S. Securities and Exchange Commission
100 F Street, NE                        100 F Street, NE
Washington, DC 20545                    Washington, DC 20545


Re:    Staff Comment letter dated April 5, 2007
       AmBase Corporation
       Form 10-K for the year ended December 31, 2006
       Filed March 29, 2007
       File No. 001-07265

Dear Mr. Gordon/Ms. Barberich:

Set forth below are AmBase Corporation's (the "Company"), responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated April 5, 2007 (received Monday, April 9, 2007).

We have carefully reviewed your letter and the Staff's comments internally and with PricewaterhouseCoopers, LLP, the Company's Independent Public Accountants and Thelen Reid Brown Raysman & Steiner, the Company's outside corporate legal counsel, and to the extent appropriate, we will expand our future filings to enhance disclosure.

For convenience of reference, all of the Staff comments are provided below, followed by the accompanying responses. References in the responses are to the Company's Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Commission via EDGAR on March 29, 2007.

1. Staff Comment - Form 10-K for the year ended December 31, 2006 - Consolidated Balance Sheet:

     "We note that you currently own a commercial office building in Greenwich, CT and that the carrying amount of the building and the related land is $2,171,000 on your balance sheet. We also note that the building is approximately 14,500 square feet with approximately 3,500 square feet utilized by your company for its executive offices with the remaining space unoccupied and available for lease. We also note that you have incurred recurring losses from continuing operations and negative cash flows in at least the past three years and your main source of operating revenue has been rental income from this property. Furthermore, you disclose in your discussion of your results of operations that the vacancies in your building have increased over the past three years; thus, revenue has declined as well. In light of these facts, please tell us how you determined that this property is not impaired. Additionally, please tell us and in future filings disclose how and when you perform the impairment test on your property."


     Response:

     The Company does not believe an impairment condition exists as of December 31, 2006, or as of the current date. The carrying value of the asset does not exceed its current fair value and; therefore, the carrying value of the asset is fully recoverable by the Company.

     Our analysis is based on many factors, including but not limited to, the location of the property; property condition; current market conditions; recent comparable sales; new building zoning restrictions; raw land values; building costs; and cap rates for comparable buildings in the area. In addition, although the portion of the building not being utilized by the Company is currently unoccupied and available for lease; based on current market rents in the area, leasing values, and the costs of operating the building, the Company believes the carrying value of the property has not been impaired. The Company has also considered the property sales value, in terms of the value of the property to an owner user with an unoccupied building, versus a fully leased building at current lease rates and market cap rates.

     As noted above, the Company has; therefore, concluded that there has been no impairment in the carrying value of the property, nor does the carrying value of the property exceed the property's fair value.

     The Company performs impairment tests if events or circumstances would indicate that the property's carrying value would not be recoverable.

     It should be noted that the level of operating losses and negative cash flows from continuing operations are not solely attributable to the operations of the property, but they are substantially related to non-property related activities.

     The Staff Comment is noted and future filings to the extent required, will reflect the requested change.

2.   Staff Comment - Consolidated Statements of Cash Flows:

     "We note that you begin your reconciliation to operating cash flows with loss from continuing operations. In future filings please adjust net income/loss, rather than loss from continuing operations, when reconciling to operating cash flows. For reference please see paragraph 28 of SFAS 95."

     Response:

     The Staff Comment is noted and future filings will reflect the requested change.

3.   Staff Comment - Consolidated Statements of Cash Flows:

     "Furthermore, it is not appropriate to present operating, investing, and financing cash flows from discontinued operations all within the operating cash flow category. In future filings, please either combine cash flows from discontinued operations with cash flows from continuing operations within each category or identify cash flows from discontinued operations within each category."

     Response:

     The Staff Comment is noted and future filings will reflect the requested change.

4.   Staff Comment - Item 9B - Other Information:

     "In future filings please disclose whether there have been any changes in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. For reference, please see Item 308(c) of Regulation S-K."

     Response:

     The Staff Comment is noted and future filings will reflect the requested change.

In connection with this response, we acknowledge that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It should be noted, as part of our filing process with the Commission, PricewaterhouseCoopers, LLP and Thelen Reid Brown Raysman & Steiner regularly review the Company's other Commission filings.

If necessary, we would be pleased to discuss these matters in further detail, at your convenience. Should you have any further questions, please contact us to arrange a mutually convenient time. We can be contacted as follows:

       Mr. Richard A. Bianco               Mr. John P. Ferrara
       Chairman, President and             Vice President and
       Chief Executive Officer             Chief Financial Officer
       AmBase Corporation           OR     AmBase Corporation
       100 Putnam Green, 3rd Floor         100 Putnam Green, 3rd Floor
       Greenwich, CT 06830                 Greenwich, CT 06830
       Tel: (203) 532-2010                 Tel: (203)532-2054
       Fax: (203) 532-1115                 Fax: (203)532-1115

Thank you.

Sincerely,



/s/ Richard A. Bianco                       /s/ John P. Ferrara
Richard A. Bianco                           John P. Ferrara
Chairman, President and                     Vice President and
Chief Executive Officer                     Chief Financial Officer